UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

LIONBRIDGE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

536252109
(CUSIP Number)

Alan M. Stark 411 N. New River Drive E. # 2201 Fort Lauderdale FL 33301 973-998-1430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536252109	13D/A

1.	Name of Reporting Persons:
LEON G. COOPERMAN

2.	Check the Appropriate Box If a Member of a Group	a. ☒
b. ☐

3.	SEC Use Only

4.	Source of Funds:
PF

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:
UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
713,469

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,549,488

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11
7.1%

14. Type of Reporting Person

IN

CUSIP No. 536252109	13D/A

Item 1. Security and Issuer

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by Leon G. Cooperman (“Mr. Cooperman” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on October 27, 2015 (the “Prior Statement”), related to the common stock, par value $0.01 per share (the “Common Stock”), of Lionbridge Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1050 Winter Street, Waltham MA 02451.  Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

Unless specifically amended or modified hereby, the disclosures set forth in the Prior Statement remain unchanged.

Item 4. Purpose of Transaction

Item 4 of the Prior Statement is amended and supplemented by adding the following after the first paragraph:

On November 24, 2015, Mr. Cooperman, the Glen Capital Group and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which, among other things, the Issuer has agreed to appoint James A. Quella to the Issuer’s Board (the “Board”) with a term expiring at the 2016 annual meeting of the Issuer’s stockholders (the “2016 Annual Meeting”) and to the Board’s Nominating and Compensation Committee.  The Issuer has also agreed to nominate Mr. Quella for election as a director of the Issuer at the 2016 Annual Meeting, and to recommend that the Issuer’s stockholders vote in favor of the election of Mr. Quella at the 2016 Annual Meeting.

Under the Letter Agreement, Mr. Cooperman  and the Glen Capital Group have agreed to vote, or cause to be voted, all shares of the Issuer’s common stock beneficially owned by them or their affiliates in favor of the directors nominated by the Board at the 2016 Annual Meeting, and at any subsequent annual meeting of the Issuer’s stockholders at which Mr. Quella or his replacement has been nominated by the Board for re-election as a director and otherwise in accordance with the Board’s recommendation on any proposal other than proposals on an extraordinary transaction involving the Issuer.

Under the Letter Agreement, Mr. Cooperman and the Glen Capital Group have agreed to certain standstill restrictions described below from November 24, 2015 through and until the date that is 10 days prior to the advance notice deadline for submission of director nominations for the Issuer’s 2018 annual meeting of stockholders pursuant to the Issuer’s bylaws. These standstill restrictions include not (i) engaging in any solicitation of proxies or consents with respect to the election or removal of directors; (ii) knowingly encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote; (iii) forming or joining a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”)) with respect to the common stock and other voting securities of the Issuer; (iv) beneficially owning more than 9.99% of the voting power of, or economic exposure to, the common stock of the Issuer; (v) selling voting rights decoupled from the underlying common stock of the Issuer; (vi) making or participating in any tender offer, exchange offer, merger, consolidation, acquisition, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Issuer and its subsidiaries; (vi) seeking, alone or in concert with others, representation on the Board or the removal of any member of the Board, except as provided in the Letter Agreement; (vii) making any stockholder proposal; (viii) requesting books or records of the Issuer; or (x) instituting any litigation, arbitration or other proceeding against the Issuer. Notwithstanding the foregoing, Mr. Cooperman and the Glen Capital Group are permitted to make stockholder proposals for inclusion in the Issuer’s proxy materials pursuant to Rule 14a-8 under the Exchange Act for the Issuer’s 2018 annual meeting of stockholders.

    The above description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached as Exhibit 99.3 hereto, and is incorporated herein by reference. On November 24, 2015, the Issuer issued a press release announcing entry into the Letter Agreement.  A copy of the press release is attached as Exhibit B to the Letter Agreement.

CUSIP No. 536252109	13D/A

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. Cooperman has been determined in accordance with SEC rules and is based upon 64,511,043 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2015.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

(a)
Solely as a result of the Proxy Agreement, Mr. Cooperman may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by the Glen Capital Group. As of the closing of business on November 24, 2015, Mr. Cooperman may be deemed the beneficial owner of 4,549,488 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	0

	3.	Sole power to dispose or direct the disposition:	713,469

	4.	Shared power to dispose or direct the disposition:	0

(c)	The following table details the transactions, all of which were purchases on the open market, effected by Mr. Cooperman in the past 60 days:

Transaction Date	Price Per Share	Number of Shares
18-Nov-15	$5.2500	500
19-Nov-15	$5.2500	114
2-Oct-15	$4.7946	30,761
1-Oct-15	$4.8509	48,977
28-Sep-15	$4.9401	341,567
28-Sep-15	$4.8973	26,703
25-Sep-15	$5.0099	67,600
25-Sep-15	$5.0123	61,176
24-Sep-15	$4.9497	506
23-Sep-15	$4.9384	19,491
22-Sep-15	$4.9888	76,474
21-Sep-15	$5.1066	39,600

   (d)   Not applicable.

   (e)   Not applicable.

CUSIP No. 536252109	13D/A

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Statement is hereby amended and supplemented by adding the following:

The information regarding the Letter Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.  Materials to Be Filed as Exhibits

  Item 7 of the Prior Statement is hereby amended and restated to read as follows:

Exhibit Number	Exhibit Description
99.1	Irrevocable Proxy and Voting Agreement dated as of October 22, 2015 (incorporated by reference to Exhibit 99.1 to the Prior Statement filed by the Reporting Person on October 27, 2015).
99.2	Power of Attorney (incorporated by reference to Exhibit 99.2 to the Prior Statement filed by the Reporting Person on October 27, 2015).
99.3	Letter Agreement dated as of November 24, 2015.

CUSIP No. 536252109	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2015	/s/ Alan M. Stark
Alan M. Stark, Attorney-in-Fact for the Reporting Person, duly authorized under Power of Attorney effective as of March 1, 2013 and filed on May 20, 2013 (attached hereto as Exhibit 99.2)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)